SECURITI[barcode]SION

06008045

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 13942

RECEIVED MAR 0 6 2006 PROCESSING SECTION 185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: HAZARD & SIEGEL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 OLD COLLAMER ROAD NORTH, SUITE #110
(No. and Street)

EAST SYRACUSE	NEW YORK	13057
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID E. MULLEN, PRESIDENT (315) 414-0722
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name - if individual, state last, first, middle name)

135 DEWITT STREET	SYRACUSE	NEW YORK	13203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions

PROCESSED
JUN 1 5 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Alexander S. Joseph, Jr.**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Hazard & Siegel, Inc.**, as of **December 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

SANDRA WEHNER
Notary Public - State of New York
No. 01WE6004704
Qualified in Onondaga County
My Commission Expires March 30, 2006

Signature

Owner
Title

Notary Public

This report ** contains (check all applicable boxes):

X	(a) Facing page.
X	(b) Statement of Financial Condition.
X	(c) Statement of Income.
X	(d) Statement of Cash Flows.
X	(e) Statement of Changes in Stockholder's Equity.
X	(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
X	(g) Computation of Net Capital.
	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X	(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
X	(k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
X	(l) An Oath or Affirmation.
	(m) A copy of the SPIC Supplemental Report.
X	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o) Independent auditors' report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Hazard & Siegel, Inc.
East Syracuse, New York

We have audited the accompanying statement of financial condition of Hazard & Siegel, Inc. as of December 31, 2005 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hazard & Siegel, Inc. at December 31, 2005 and the results of their operations and their cash flows, for the year then ended in conformity with U.S. generally accepted accounting principles.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
January 13, 2006

HAZARD & SIEGEL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$ 20,969
Accounts receivable - mutual funds	24,851
Prepaid expenses	3,460
Other assets	1,739
Total assets	$ 51,019

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 26,224
Total liabilities	26,224
Stockholder's equity:	
Common stock - no par, 100 shares authorized, 32 shares issued and outstanding	16,000
Additional paid-in capital	11,000
Retained earnings (deficit)	(2,205)
Total stockholder's equity	24,795
Total liabilities and stockholder's equity	$ 51,019

The accompanying notes are an integral part of these financial statements

HAZARD & SIEGEL, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commissions - mutual funds	$ 171,913
Commissions - annuities	644,224
Other income	4,458
	820,595
Expenses:	
Owner costs	432
Salaries other	740,343
Regulatory fees and expenses	5,543
Other expenses	61,317
	807,635
Income before income taxes	12,960
Provision for income taxes	100
Net income	$ 12,860

The accompanying notes are an integral part of these financial statements

HAZARD & SIEGEL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, January 1, 2005	$ 16,000	$ 11,000	$ (15,065)	$ 11,935
Net income	-	-	12,860	12,860
Stockholder distributions	-	-	-	-
Balance, December 31, 2005	$ 16,000	$ 11,000	$ (2,205)	$ 24,795

The accompanying notes are an integral part of these financial statements

HAZARD & SIEGEL, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$ 12,860
Adjustments to reconcile net income to net cash provided by (used for) operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable - mutual funds	(22,935)
Prepaid expenses	(3,460)
Other asset	546
Accrued expenses	21,996
Net cash provided by operating activities	9,007
Net increase in cash	9,007
Cash - beginning	11,962
Cash - ending	$ 20,969
Supplemental cash flow disclosure:	
Cash paid during the year:	
Taxes	$ 100

The accompanying notes are an integral part of these financial statements

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Hazard & Siegel, Inc. (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) as an introducing broker. The Company is engaged principally in the trading and brokerage of investment company shares (mutual funds), and other investment products.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commission Income

Company commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company has elected to be treated as a Subchapter "S" Corporation under the Internal Revenue Code and the New York State Corporation Tax Law. Under these elections, the income, generally, is taxed directly to the stockholder. New York State has a minimum tax on corporations, which resulted in a corporate level tax of $100 and is reflected in these financial statements.

Note 2. Accounts Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related to loss and there has been no bad debt related expense from these transactions during the reporting period. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2005.

Note 3. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker-dealer. As such, the Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

Note 4. Commitments

The Company has an eighteen month lease for its current location with Oliva Holdings, LLC through June 2006. Lease terms require annual base rental payments of $17,190. In addition, they are responsible for a proportionate share of increases in utilities and real estate taxes exceeding those in the base year as those terms are described in the contract.

Rent expense was $13,800, for the year ended December 31, 2005.

The minimum commitments are as follows:

2006	$ 8,595
2007	-
Total	$ 8,595

Note 5. Net Capital Requirements

As a registered broker-dealer, Hazard & Siegel, Inc. is subject to the requirements of rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2005, Hazard & Siegel, Inc.'s aggregate indebtedness and net capital were $26,224 and $19,596, respectively, a ratio of 1.34 to 1 and net capital exceeded the minimum capital requirement of $5,000 by $14,596.

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholder
Hazard & Siegel, Inc.
East Syracuse, New York

We have audited the accompanying financial statements of Hazard & Siegel, Inc. (the Company) as of and for the year ended December 31, 2005, and have issued our report thereon dated January 13, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
January 13, 2006

SCHEDULE I

HAZARD & SIEGEL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

Net capital computation:		
Total Stockholder's equity	$ 24,795	
Total Stockholder's equity qualified for net capital		24,795
Total capital and allowable subordinated liabilities		24,795
Deductions and/or charges:		
Nonallowable assets:		
Other assets	5,199	
Total deductions and/or charges		(5,199)
Net capital		$ 19,596
Computation of aggregate indebtedness		
Items included in the statement of financial condition:		
Accrued expenses	26,224	
Total aggregate indebtedness		$ 26,224
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,748	
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000	
Excess net capital at 1,500 percent (net capital less minimum net capital)		$ 14,596
Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness)		$ 16,974
Ratio of aggregate indebtedness to net capital		1.34 to 1

See independent auditors' report on supplementary information

SCHEDULE II

HAZARD & SIEGEL, INC.

RECONCILIATION PURSUANT TO RULE 17A-5(d)(4)

DECEMBER 31, 2005

	Audited	Unaudited	Adjustment
Cash	$ 20,969	$ 20,969	$ -
Accounts receivable	24,851	24,851	-
Prepaid expenses	3,460	3,460	-
Other asset	1,739	1,739	-
Accrued expenses	26,224	26,224	-
Stockholder's equity	24,795	24,795	-
Net capital	19,596	19,596	-
Net capital ratio	1.34 to 1	1.34 to 1	

No adjustments were made during the audit for end of year reconciling adjustments.

No material differences exist pursuant to rule 17a-5(d)(4) in relation to rule 15c3-1.

See independent auditors' report on supplementary information

SCHEDULE III

HAZARD & SIEGEL, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

DECEMBER 31, 2005

If an exemption from rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)-Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B (k) (2)(A) - "Special Account for the Exclusive Benefit of Customers" maintained ☐ [4560]

C. (k) (2)(B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. ☐ [4570]

Clearing Firm SEC #'s	Name	Product Code
8-_____ [4335E]	[4335E2]	_____ [4335F]
8-_____ [4335G]	[4335G2]	_____ [4335H]
8-_____ [4335I]	[4335I2]	_____ [4335J]

D. (k) (3) - Exempted by order of the Commission. ☐ [4560]

See independent auditors' report on supplementary information

SCHEDULE IV

HAZARD & SIEGEL, INC.

REPORT ON ANY MATERIAL INADEQUACIES

DECEMBER 31, 2005

No material inadequacies existed or were found to have existed since the date of the previous audit at December 31, 2004.

See independent auditors' report on supplementary information

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716

Independent Auditors' Report on Internal Control Required by
Securities Exchange Commission (SEC) Rule 17a-5

To the Board of Directors and Stockholder
Hazard & Siegel, Inc.
East Syracuse, New York

In planning and performing our audit of the financial statements and supplemental schedules of Hazard & Siegel, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD) and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
January 13, 2006